Ohos, Inc.
Denver, CO
(720) 507-4310
www.myohos.com

Executive Summary

March 2016

PROBLEM

The fast pace of business has made the traditional and periodic performance review obsolete. They fail to provide continuous feedback that is needed for performance improvement, they often result in single reviewer bias that does not accurately identify the best talent, nor have they been able to inform better promotion or succession planning decisions. Individuals often receive poorly delivered feedback that gives them no real context where they stand in relationship to their peers. Companies need a faster, better way to identify top talent, compensate experts, make better promotion decisions, identify performance and engagement issues, and inform more continuous feedback conversations to improve performance.

SOLUTION

Ohos is a real-time continuous and comparative performance feedback SaaS platform. It provides real-time data based on customizable competencies and skills and returns percentile ranking information to provide performance context in relationship to peers. It easily shows who your top people are and who needs development. Ohos also collects and provides a leadership recommendation rating to help distinguish between people who are good at their jobs versus those who should lead. All validated by multi-rater feedback from leaders, peers, employees, and clients. It's TripAdvisor or Yelp for your talent..

BUSINESS MODEL

Ohos is useful as an enterprise SaaS for companies looking to improve performance review processes, provide more continuous feedback, and accurately assess talent. Companies over 50 employees are the primary targets and first markets are in Technology/Software development and large healthcare providers (clinics/hospitals). An individual subscription model is planned to attract individuals desiring 360-degree feedback that is portable, ongoing, and peer-validated and will result in a searchable database for validated talent reviews. Revenue model is based on a monthly per user subscription fee.

UNDERLYING MAGIC

Comparative norms and leadership recommendation ratings are the keys to making Ohos unique in the market. There is no other tool that provides continuous feedback compared to your peers and easily distinguishes between subject matter experts and those who should lead others.

GO-TO MARKET

Ohos is currently targeting small to medium sized tech companies of 40-250 employees. We have priced early adopter sales attractively in the market at $4/mo per user (industry av for Performance Management is $7.) We are also testing in larger companies (10,000-60,000) before targeting large healthcare organizations. Tech firms are attracted to the targeted, anonymous, and automated collection of feedback across cultures and in accordance to Agile project sprints.. Healthcare companies are attracted to the ability to collect individual performance data across multiple audiences including patient care and frequently changing teams. Industry publications, conferences, and target marketing are the primary vehicles for initial enterprise sales with social media and content marketing for individual subscriptions.

COMPETITION

There are a few smaller start-ups entering the continuous feedback space. Two notable peer-to-peer platforms are Impraise ($120k YCombinator seed round) and Zugata ($3.2m seed round). Both are focused on peer-to-peer feedback. Neither focus on customizable competencies, leadership recommendation feedback, or normative comparisons. Larger companies such as SuccessFactors, Taleo, and Kenexa have the resources but are so intrenched with their current platform they would be competing against themselves in an emerging market.

TEAM

Dave Needham (CEO/Founder) - 12+ years in the organization development and performance management space. Has a long term vision to grow the company beyond initial Enterprise SaaS.

Bryan Glenn (Software Engineering) - 15+ years in software development. Brings the technical expertise to build the platform.

Ohos, Inc - Executive Summary

Daren Hutchison (Data Analytics) - 15+ years in Business Intelligence and Data Analytics. Provides a scalable vision for big data analytics.

Luke Wyckoff (Marketing) - Founded Social Media Energy, 15+ years social media marketing expertise.

Anne-Marie Coughlin (HR/Ops) - 7+ years progressive HR and Ops management to built and maintain a solid culture

STATUS & TIMELINE

Currently in prototype stage. A prototype site is developed for sales purposes but more capital is necessary to develop a fully functioning minimum viable product (MVP) for client testing. Early sales has yielded 9 (of 9 approached) clients of varying sizes (total of over 2000 users) as early adopters. MVP development expected to take 3-4 months with an addition 3-4 months testing and development for version 1 roll out. 10 months projected to positive cash revenue. We are a registered C-Corp in Colorado.